Exhibit 10.10

This agreement ("Agreement") is made as of December 21, 2001, by an between Jonathan J. Marine, an individual ("Lender") and Remedent USA, Inc. ("Company"). Lender and Company entered into that certain Agreement, dated September 21, 2001.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree to cancel the Agreement dated September 21, 2001 and replace it with this Agreement on the terms hereof effective as of the date hereof:

FOR VALUE RECEIVED, the undersigned Company promises to pay to Lender, at 448 21st Street, Manhattan Beach, California 90266, or at such other place as Lender may from time to time designate in writing, the original principal sum of One Hundred Thousand Dollars ($100,000), until paid in full, commencing on the date hereof and computed on the basis of a 365-day year.

Payments. Commencing on March 31, 2002 and continuing monthly through and including November 30, 2002 (the "Maturity Date"), Company shall make payments of principal, each in the amount of Eleven Thousand One Hundred and Eleven Dollars and Zero Cents ($11,111.00).

Shares. Lender will receive Remedent USA, Inc. unregistered shares in the amount of Six Hundred Fifty Thousand (650,000) by Monday January 24, 2001.

Late Charge. In the event Company fails to pay in full any payment due hereunder within five (5) days after the due date thereof, Company agrees to pay, upon demand, a late charge equal to ten percent (10%) of the overdue amount. Company acknowledges that it would be extremely difficult or impracticable to determine Lender's actual damages resulting from any late payment, and this late charge is a reasonable estimate of those damages. Acceptance of any late charge shall not limit any of Lender's other rights or remedies.

Application of Payments. Upon the occurrence of an Event of Default (as defined below), payment may first be applied to any late charges and any unpaid costs of collection, then to the payment of accrued and unpaid interest and then to the unpaid principal balance.

Events of Default and Remedies. At the option of Lender, the unpaid principal balance of, and all accrued interest, shall immediately become due and payable upon the occurrence of one or more of the following events of default ("Events of Default"):
(a) Failure of Company to make any payment of any amount on this Note as and when the same becomes due and payable in accordance with the terms hereof, with the failure of Company to pay the same within five (5) business days following the giving of notice of Company's failure by Lender.
(b) Company shall (i) become insolvent, (ii) voluntarily seek, consent to, or acquiesce in the benefit or benefits of any Debtor Relief Law (as hereinafter defined) or (iii) become party to (or be made the subject of) any proceeding provided by any Debtor Relief Law, other than as a creditor or claimant, that could suspend or otherwise adversely affect the rights of Lender granted hereunder (unless in the event such proceeding is involuntary, the petition instituting the same is dismissed within ninety
     (90) days of the filing of same). As used herein, the term "Debtor Relief Law" shall mean the Bankruptcy Code of the United States of America and all other applicable liquidation, conservatorship, bankruptcy, moratorium, arrangement, receivership, insolvency, reorganization or similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

Default Rate. In the Event of Default in the payment of any installment hereunder, interest at the lesser of eighteen percent (18%) per annum of the Maximum Rate (as defined below) shall accrue on the amount of such installment, commencing on the due date.

Acknowledgement of Receipt of Funds. Company hereby acknowledges prior receipt from Lender of the amount of One Hundred Thousand Dollars ($100,000).

Nature of Funds. Principal and interest evidenced hereby are payable only in lawful money on the United States.

Calendar Day. The term "days" when used herein shall mean calendar days. If any time period ends on a Saturday, Sunday, holiday or other day on which banks in California are authorized or required to be closed, the period shall be deemed to end on the next succeeding day.

Collection Costs. If this Note or any installment of principal or interest is not paid when due, Compnay promises to pay all costs of collection, including, without limitation, reasonable attorneys' fees, on account of such collection, whether or not suit is filed hereon.

Forbearance. No single or partial exercise of any power hereunder shall preclude other or further exercise thereof of the exercise of any other power. No delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of such right or of any other right. The acceptance of any amount due and payable hereunder shall not operate as a waiver with respect to any other amount then owing and unpaid.

Governing Law; Venue. This Agreement is to be governed by and construed in accordance with the laws of the state of California applicable to contracts made and to be performed wholly within such state and without regard to the conflicts of laws and principles thereof. Jurisdiction over and venue of any action arising out of this Agreement shall be exclusively in any court of competent jurisdiction in the state of California.

Notices. Unless otherwise provided, any notice under this Agreement shall be given in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) one (1) day after deposit with a reputable overnight courier, prepaid for overnight delivery and addressed as set forth in (c), or (c) three (3) days after deposit with the U.S. Post Office, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified at the address indicated for such party below, or at such other address as such party my designate by ten (10) days advance written notice to the other parties given in the foregoing manner.

If to Company:                      Stephen F. Ross
                                    Remedent USA, Inc.
                                    17555 Ventura Blvd. Suite 200
                                    Encino, CA 91316
If to Lender:                       Jonathan J. Marine
                                    448 21st Street
                                    Manhattan Beach, CA 90266

Headings. The headings of the Sections of the Agreement are inserted for convenience only and shall not be deemed to be a part hereof.

Assignment; Successors. Company may not assign obligations under this Agreement and any attempt to do so shall be void. This Agreement and all the covenants and agreements contained herein shall be binding upon, and shall inure to the benefit of, the respective legal representatives, heirs, successors and assigns of Lender.

Effectiveness. In the event this Agreement is not executed and returned to Lender by Friday, December 21, 2001, it shall be deemed revoked, and shall be of no force or effect.

IN WITNESS WHEREOF, the undersigned does hereby execute this Agreement as of the date first above written.

/s/ Stephen Ross                   /s/ Jonathan J. Marine
---------------------------        -----------------------------------
Stephen Ross                       Jonathan J. Marine
Chief Financial Officer            Lender
Remedent USA, Inc.